December 9, 2022

VIA EDGAR TRANSMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Mr. Daniel Crawford Mr. Jeffrey Gabor

Re:	The trū Shrimp Companies, Inc.
Registration Statement on Form S-1 (Registration No. 333-262218)
Application for Withdrawal

Ladies and gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), The trū Shrimp Companies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (Registration No. 333-262218), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 18, 2022.

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an initial public offering at this time. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Additionally, the Company requests that the Commission consent to the withdrawal of the Company’s registration statement on Form 8-A (Registration No. 001-41270), filed with the Commission on February 7, 2022, with such application to be approved effective as of the date hereof or at the earliest practicable date hereafter. In accordance with Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, the Form 8-A has not become effective.

Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned via email at Michael.Ziebell@truShrimpCompany.com, with a copy to Joseph J. Schauer of Fredrikson & Byron, P.A. via email at JSchauer@fredlaw.com.

Very truly yours,

THE TRū SHRIMP COMPANIES, INC.

By:	/s/ Michael B. Ziebell
Name:	Michael B. Ziebell
Title:	Chief Executive Officer

cc:	Ryan C. Brauer, Esq., Fredrikson & Byron, P.A.
Joseph J. Schauer, Esq., Fredrikson & Byron, P.A.
Jonathan Zimmerman, Esq., Faegre Drinker Biddle & Reath LLP